SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                               ------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                           For the month of: May 2004

                        Commission File Number: 000-28882

                             World Heart Corporation
               --------------------------------------------------
               (Exact name of registrant as specified in charter)

                                       N/A
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                                     Ontario
                         ------------------------------
                         (Jurisdiction of organization)

                     1 Laser Street, Ottawa, Ontario K2E 7V1
                    ----------------------------------------
                    (Address of principal executive offices)

                  Registrant's telephone number: (613) 226-4278

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                      Form 20-F  X           Form 40-F
                                ---                    ---

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes              No  X
                                 ---             ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

This Form 6-K consists of the following:

1. Press release of World Heart Corporation ("WorldHeart"), dated May 10, 2004, announcing that WorldHeart will hold its Annual and Special Meeting of Shareholders on Wednesday, May 12, 2004 at 3:00 pm EST.

The information contained in this Report is incorporated by reference into Registration Statement No. 333-109876 on Form F-3 and Registration Statement No. 333-111512 on Form F-3.

News & Events

Press Releases

WorldHeart To Hold Annual and Special Meeting of Shareholders May 12, 2004

Ottawa, Ontario - May 10, 2004: (NASDAQ: WHRT, TSX: WHT) - World Heart Corporation (WorldHeart) will hold its Annual and Special Meeting of Shareholders on Wednesday, May 12, 2004 at 3:00 pm EST.

The meeting will take place at:

TSX Broadcast & Conference Centre Gallery
130 King Street West, Toronto, Ontario

The proceedings will also be broadcasted live via video web cast on WorldHeart's web site, www.worldheart.com starting at approximately 3:00 pm EST. Playback of the broadcast will be available on the website following the meeting.

WorldHeart President and CEO, Mr. Roderick M. Bryden, will provide an update at the meeting and will be available to answer any questions.

About World Heart Corporation
World Heart Corporation is a global medical device company headquartered in Ottawa, Ontario and with facilities in Oakland, California USA and Heesch, Netherlands. WorldHeart is currently focused on the development and commercialization of pulsatile ventricular assist devices. Its Novacor(R) LVAS is well established in the marketplace and its next-generation technology is a fully implantable assist device intended for long-term support of patients with end-stage heart failure.

For more information, please contact:
World Heart Corporation
Judith Dugan
(613) 226-4278 ext. 2290
www.worldheart.com

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      World Heart Corporation

Date:  May 10, 2004                   By: /s/ Mark Goudie
                                         ---------------------------------------
                                         Name:   Mark Goudie
                                         Title:  Chief Financial Officer